SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2008

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
C.N.P.J No. 42.150.391/0001 -70 - NIRE 29300006939
MINUTES OF THE 551st MEETING OF THE BOARD OF DIRECTORS
HELD ON NOVEMBER 04, 2008

On November 04, 2008, at 2:00 p.m., at the Company’s offices located at Avenida das Nações Unidas, 4.777, in the City of São Paulo, State of São Paulo, CEP. 05477-000, the five hundred and fifty-first (551st) Meeting of the Board of Directors of BRASKEM S.A. was held with the presence of the undersigned Board Members. The Company’s Chief Executive Officer Bernardo Gradin, Officers Mauricio Ferro and Carlos Fadigas, and Mr. Nelson Raso, Mr. Guilherme Furtado and Ms. Marcella Menezes Fagundes, were also present. The Chairman of the Board of Directors, Mr. Marcelo Odebrecht, presided the meeting, and Ms. Marcella Menezes Fagundes acted as secretary. AGENDA: I) Subjects for Deliberation: After proper analysis of the Proposals for Deliberation (“PD”), copies of which and related documents were previously submitted to the Board Members and will remain filed at the Company’s headquarters, the following decisions were taken: 1) PD.CA/BAK 25/2008 – Investment in Venezuela to set up an Integrated Propane and Polypropylene Dehydrogenation Plant – (i) an investment in the amount of US$30,000,000.00 was approved, under the terms and conditions set out in the respective PD; and (ii) the signing by the Executive Board of the documents and agreements necessary for the full implementation of the transactions under this deliberation was authorized; 2) PD.CA/BAK 26/2008 – Change in the Executive Board – approval of the election of Mr. Victor Manuel Martins Pais to exercise the remaining term of office of the Executive Board, which will end at the time of the Annual General Meeting to be held in 2010, whereupon the Executive Board will be composed as follows: Bernardo Afonso de Almeida Gradin; Carlos Jose Fadigas de Souza Filho; Alfredo Lisboa Ribeiro Tellechea; Luiz de Mendonça; Manoel Carnaúba Cortez; Mauricio Roberto de Carvalho Ferro; Roberto Prisco Paraíso Ramos; and Victor Manuel Martins Pais; and 3) PD.CA/BAK 27/2008 – Increase in the total amount of Investment for replacement of Electric Panels – the increase in the amount of investment for replacement of the electric panels of substations SE-11 and SE-31 of the Raw Material Center I (“CEMAP I”), of the Basic Inputs Unit (“UNIB”) was approved. II) Subjects for Acknowledgment: The responsible parties expounded on the subjects contained in this item of the agenda, namely: 1) the Company’s Results for the 3rd quarter of 2008; 2) Strategic direction of the Company; 3) Updating of financial transactions; 4) Updating on the Alliance Contract until September 2008; and 5) Updating of corporate evolution of the Company. III) Subjects of Interest to the Company: Nothing to register. IV) Closing – As there were no further subjects to be discussed, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all of the Board Members present at the meeting, by the Chairman and by the Secretary of the Meeting. São Paulo/SP, November 04, 2008. [Sgd.: Marcelo Bahia Odebrecht - Chairman; and Marcella Menezes Fagundes – Secretary; Djalma Rodrigues de Souza – Vice Chairman; Alvaro Fernandes da C. Filho; Álvaro Pereira Novis; Antonio Britto Filho; Edmundo José Correia Aires; Francisco Teixeira de Sá; Francisco Pais; José de Freitas Mascarenhas; José Mauro Mettrau C. da Cunha; and Newton Sergio de Souza.]

The above matches the original recorded in the proper book.

Marcella Menezes Fagundes
Secretary

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413.1000
Escritórios: Rio de Janeiro/RJ - Av. Presidente Vargas, n° 309, 13° andar - CEP 20071-003 - Tel. (21) 2216.1515 - Fax (21) 2223.0476
Salvador/BA - Av. Prof Magalhães Neto, n°1856, sl 1101 - CEP 41810.012 - Tel. (71) 3271.2044 - Fax (71) 3341 2860
São Paulo/SP – Av. das Nações Unidas, 4777, Alto de Pinheiros, CEP. 05477-000 – Tel. (11) 3576 9000 – Fax (11) 3023 0416

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 05, 2008
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.